Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

NOVONIX Offered Conditional Commitment for US$754 Million Loan from the U.S. Department of Energy for New Synthetic Graphite Manufacturing Plant in Tennessee

Figure Site Rendering of NOVONIX’s New Facility

BRISBANE, AUSTRALIA, December 17, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, announced today a conditional commitment to NOVONIX through one if its wholly-owned U.S.-based subsidiaries (“Borrower”), from the U.S. Department of Energy (“DOE”) through the Loan Programs Office (“LPO”) for a direct loan of up to US$754.8 million ($692 million in principal and $62.8 million in capitalized interest) to be applied towards partially financing a proposed new facility in Chattanooga, Tennessee (the “New Facility”). The proposed financing is being offered under the DOE LPO’s Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program.

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If finalized, the loan would be applied towards partially financing the construction of the New Facility in Chattanooga, Tennessee, to manufacture synthetic graphite primarily for use in electric vehicle (“EV”) batteries. At full capacity, the new facility is expected to produce approximately 31,500 tonnes per annum (“tpa”) of synthetic graphite, which can support the production of lithium-ion batteries for approximately 325,000 EVs each year. China currently has over 95% market share for battery grade graphite1. The new facility is expected to reach full production capacity by the end of 2028 and is anticipated to create 450 full-time operational jobs and 500 construction jobs.

Dr. Chris Burns, CEO of NOVONIX said, “This announcement is the culmination of years of hard work and is another critical milestone for our anode materials business towards our target production of 150,000 tpa in North America. This conditional commitment from the government to invest in our new facility continues to underscore the focus on localizing critical materials in the battery supply chain, such as graphite. Recent announcements from China to further scrutinize the export of battery-grade graphite to the United States highlight the importance of domestic production of high-performance, battery-grade synthetic graphite. Our offtake agreements with strong partners have strengthened our leadership in onshoring the synthetic graphite supply chain in North America and supporting the path towards U.S. energy independence.”

This year, NOVONIX has signed binding offtake agreements to supply synthetic graphite to Panasonic Energy2, Stellantis3, and PowerCo4. To meet this demand, the Company has previously discussed plans to build a new facility in the southeastern United States which could expand up to 75,000 tpa or production capacity. This proposed ATVM Program loan would support the construction of the first phase of the New Facility and the initial production capacity of 31,500 tpa. NOVONIX plans to subsequently expand the production capacity of this site to its target of 75,000 tpa of synthetic graphite production, any such expansion being dependent on customer demand and access to additional financing.

NOVONIX’s Riverside facility, also located in Chattanooga, is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America. It is slated to begin commercial production in 2025, with plans to grow output to

1 Benchmark Minerals Intelligence Anode Price Assessment September 2024

2 Panasonic Energy and NOVONIX Sign Binding Off-Take Agreement - NOVONIX

3 NOVONIX and Stellantis Sign Binding Offtake Agreement - NOVONIX

4 NOVONIX and PowerCo SE Sign Binding Offtake Agreement - NOVONIX

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

20,000 tpa to meet current customer commitments. Previously, the Company announced that the DOE’s Office of Manufacturing and Energy Supply Chains (“MESC”) awarded the Company a US$100 million grant5 and that it was selected for a US$103 million investment tax credit6 towards the funding of the Riverside facility.

Key terms of the DOE’s conditional commitment, including those set forth in a non-binding term sheet attached to the conditional commitment letter signed by the DOE, NOVONIX and the Borrower, include:

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The loan is for a maximum amount of US$754.8 million, which includes up to US$692.0 million in principal and up to US$62.8 million in capitalized interest and will be structured in two tranches based on a phased completion of infrastructure and production lines from a total eligible investment of US$943.6 million.
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The loan will be comprised of two primary tranches that will have terms of 15 years and 10 years, respectively, from the date of first payment of each. The first tranche will be to support the site and infrastructure for the New Facility and 21,000 tpa of production capacity, while the second tranche will support an additional 10,500 tpa of production capacity.
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An additional tranche to fund eligible project costs will be subject to repayment upon receipt of any proceeds derived from the monetization of any tax credit received by the Company or the Borrower related to the New Facility under the Qualifying Advanced Energy Project Allocation Program.
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The loan will be guaranteed by the Company and secured by a first priority security interest in all assets of the Borrower, equity interests in and, with certain exceptions, assets of certain of NOVONIX’s existing subsidiaries.
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Each advance of loan proceeds will have a separate interest rate set by the Federal Financing Bank under the general supervision of the Secretary of Treasury at the time that the respective advance is made.

While this conditional commitment demonstrates DOE’s intent to finance the New Facility, DOE must complete an environmental review, and the Company must satisfy certain technical, commercial, legal, environmental, and financial conditions before DOE can decide whether to

5 NOVONIX Finalizes US$100 Million Grant Award from U.S. Department of Energy - NOVONIX

6 U.S. Government Selects NOVONIX to Receive US$103 Million in Qualifying Advanced Energy Project Tax Credits - NOVONIX

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enter into definitive financing documents and fund the loan. A binding loan agreement from DOE is also subject to the satisfactory completion of due diligence by DOE, satisfaction of conditions precedent specified in the term sheet, approval of the NOVONIX Board, receipt of required governmental and third-party consents, and the negotiation and execution of binding loan documents. Once binding loan documents have been signed, NOVONIX and the Borrower will need to satisfy certain conditions precedent prior to loan closing, and / or prior to first and subsequent advances of loan proceeds.

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our target production capacity and commencement of commercial production at our Riverside facility, our plans to build a new

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production facility and achieve initial and total production capacities, and our efforts to finance this new production facility with a loan from the LPO.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government support, including the DOE MESC grant and, if a definitive agreement is executed and the loan is funded, the LPO loan, our ability to satisfy the conditions precedent to our entering into definitive loan documents and to the DOE’s funding the LPO loan and, if the loan is obtained, our ability to comply with the restrictions and obligations under the loan documents, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com